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                             March 3, 2022

       Jeffrey Miller
       Chief Financial Officer
       The Container Store Group, Inc.
       500 Freeport Parkway
       Coppell, TX 75019

                                                        Re: The Container Store
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended April 3, 2021
                                                            Form 10-Q for
Fiscal Quarter Ended January 1, 2022
                                                            Response dated
February 22, 2022
                                                            File No. 001-36161

       Dear Mr. Miller:

               We have reviewed your February 22, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 10, 2022 letter.

       Form 10-Q for Fiscal Quarter Ended January 1, 2022

       Financial Statements
       Consolidated Statements of Cash Flows, page 7

   1. We read your response to comment 1. Your net cash provided by operating activities appears to be
overstated by 15% for the thirty-nine weeks ended January 1, 2022 and overstated by 11% for
the twenty-six weeks ended October 2, 2021. Please revise your statements of cash
flows for these periods to correct these errors and consider the need to file an Item 4.02 Form
8-K for non-reliance on previously issued financial statements.
                                                        Alternatively, provide
us with a detailed SAB 99 analysis supporting your conclusion that these errors in your
statements of cash flows are not material in either period. Also, explain, if true, how
you concluded there was not a material weakness in your internal
 Jeffrey Miller
The Container Store Group, Inc.
March 3, 2022
Page 2
         control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of January 1, 2022 and October 2,
         2021. Going forward, please also reflect the realized and unrealized gain (loss) amounts on your nonqualified retirement plan assets outside of income (loss) from operations, if material. Refer to Rule 5-03.7 of Regulation S-X.
       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameJeffrey Miller                               Sincerely,
Comapany NameThe Container Store Group, Inc.
                                                               Division of
Corporation Finance
March 3, 2022 Page 2                                           Office of Trade
& Services
FirstName LastName